EXHIBIT 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2010

Operating revenues	$8,144
Fuel, purchased power costs and delivery fees	(4,138)
Net gain from commodity hedging and trading activities	1,821
Operating costs	(722)
Depreciation and amortization	(1,233)
Selling, general and administrative expenses	(752)
Franchise and revenue-based taxes	(105)
Other income	70
Other deductions	(59)
Interest income	76
Interest expense and related charges	(2,471)

Income before income taxes	631
Income tax expense	(241)

Net income	390

Net income attributable to noncontrolling interests	—

Net income attributable to EFC Holdings	$390